Exhibit 99.1

NOTICE TO THE MARKET

CONCLUSION OF THE SHARE REPURCHASE PROGRAM

JBS N.V. (“JBS” or the “Company”) – NYSE: JBS, B3: JBSS32 – in addition to the material facts disclosed by the Company on August 13 and October 14, 2025, regarding the approval and subsequent expansion of the Share Repurchase Program for its Class A Shares and Brazilian Depositary Receipts (“BDRs”), hereby informs that the aforementioned program has been concluded.

The total amount repurchased by the Company was 41,008,292 shares, totaling US$600 million.

The Share Repurchase Program represents an efficient use of cash, considering leverage at comfortable levels and the current Enterprise Value / EBITDA multiple compared to global peers.

Amstelvenn, November 10, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer